Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
CLTD Acquisition Co., LLC	Delaware, United States of America
CSB Acquisition Co., LLC	Delaware, United States of America
Deals.com, LLC	Delaware, United States of America
GiftcardZen Inc	Delaware, United States of America
RetailMeNot B.V.	Netherlands
RetailMeNot Limited	United Kingdom
RetailMeNot UK Ltd	United Kingdom
RetailMeNot, France, S.A.S.	France
RetailMeNot, Germany, GmbH in Liquidation	Germany
RNOT, LLC	Delaware, United States of America
Smallponds, LLC	Delaware, United States of America
Spectrawide Acquisition Co., LLC	Delaware, United States of America
WhaleShark Media Coöperatief, U.A.	Netherlands
WhaleShark Media International C.V.	Netherlands, domiciled in Curacao
WSM COOP, LLC	Delaware, United States of America
WSM CV, LLC	Delaware, United States of America
YSL Ventures, Inc.	Delaware, United States of America